September 18, 2019

Itamar Gaino Filho
Chief Legal Officer
Natura Cosm ticos S.A.
Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
S o Paulo, S o Paulo
05106-000, Brazil

       Re: Natura Holding S.A.
           Amendment No. 1 to Draft Registration Statement on Form F-4 Filed August 26, 2019
           File No. 377-02742

Dear Mr. Gaino Filho:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 filed August 26, 2019

Cover page

1. We note your response to our former comment 1; however, you do not appear to have disclosed the aggregate number of securities offered (and their value). Similarly, you do not appear to have provided the per share value of the Avon shares and an estimated value for the fractional shares of Natura &Co Holding being offered, as of a recent date. Please revise.

Questions and Answers About the Transaction
 Itamar Gaino Filho
Natura Cosm ticos S.A.
September 18, 2019
Page 2
What is the proposed transaction..., page 1

2. We note your revised disclosure regarding the Founder's Contribution, however, there appears to be missing disclosure approximating the number of shares. Please revise to clarify the contribution.
Note 3.5 - Pro forma adjustments Footnote (e) - Intangible Assets, page 94

3. Please provide more detail regarding the royalty rates used in the relief from royalty calculations. In addition to quantifying the inputs, please tell us how these inputs were determined, if a range of inputs were considered, and the magnitude of the impact on the trade name and developed technologies values if other inputs within the range, if any, had been used.
Material Tax Considerations, page 187

4. We note your response stating you do not intend to file a tax opinion; however, you have made representations regarding the structure of the transaction and the intention for it to be treated as tax free. We acknowledge you have included uncertainty in the disclosure regarding this treatment, but the overall disclosure suggests the merger will be tax free.
         Therefore, we reissue the comment and ask for a tax opinion to be included with your next amendment.
        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                              Sincerely,
FirstName LastNameItamar Gaino Filho
                                                              Division of
Corporation Finance
Comapany NameNatura Cosm ticos S.A.
                                                              Office of
Manufacturing and
September 18, 2019 Page 2                                     Construction
FirstName LastName